[LETTERHEAD OF DEAN LAW CORP.]

September 22, 2009

Via EDGAR

Kevin Dougherty
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Dear Mr. Dougherty:

Re:	Axiologix Education Corporation (the “Company”)
Registration Statement on Form S-1
Filed August 13, 2009
File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.
We note disclosure on your website www.axiologix.net under the "investor relations" tab in which you disclose certain financial projections, including that with the launch of the E*Pad product your revenues are expected to increase from $523,779 year-one to over $38,000,000 in year-five.  Please explain why these projections should not be considered "offers" under the Securities Act.  Please also tell us why this information was posted, and what the bases are for these projections.  Please see the guidance of SEC Release No. 33-5180 as to whether or not you have an "offer.”  It also does not appear that these projections qualify for any communications safe-harbor adopted in the Securities Offering Reform such as Rules 163A, 168, or 169.  Please advise.

ANSWER:  John P. Daglis, the Company’s founder, began the concept of Axiologix as an Education Technology Dealership over 2-years ago.  At that time, Mr. Daglis arranged for a valuation of the company as a start-up business.  The projections from the valuation were based on the business plan.  The valuation data was posted on the web-site approximately 2-years ago.  Since these projections could be considered “offers” under the Securities Act, the Company has removed the projections from its website.

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2.
You disclose that the selling shareholders named in this prospectus are selling 2,687,600 shares in the fee table, cover page, and in the selling shareholders section.  However, when you add up the "total number of shares offered for selling shareholders account" in your selling shareholders section the total amounts to 2,757,600.  Please advise or reconcile.

ANSWER:  This was an inadvertent error which has been reconciled throughout the Registration Statement.

Prospectus Cover Page

3.	Please disclose the information required by item 501(b)(10)(iii) of Regulation S-K, if you intend to use this prospectus before effectiveness.

ANSWER:  This information has now been included.

Prospectus Summary, page 3

4.
Please revise your first paragraph to disclose that from April 29, 2009 (inception) to May 31, 2009, you have incurred accumulated net losses of ($165,439) and that based on our financial history since inception, our independent auditor has expressed doubt as to our ability to continue as a growing concern.

ANSWER:  This disclosure has now been included.  The entire “Prospectus Summary” section is reproduced in the answer to comment 5 below.

5.
Please revise this section to provide a more complete overview of the business model you plan to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable, sustainable business.  Concisely describe the business plan you propose to implement in order for the company to generate revenues.  Please disclose what you must accomplish to begin the "sales and marketing of educational software titles," and explain how and when you expect to sell your products.  Briefly describe the material steps you must take to reach operational status, as well as estimated costs and timetables for each step.

ANSWER: The revised Prospectus Summary is as follows:

We are a development stage company.  Our main focus is on the sales and marketing of educational software titles serving schools with grade levels Kindergarten through Higher Education.  We do not have revenues and we have minimal assets.  To date we have just begun operations and cannot state with certainty whether we will achieve profitability.  From April 29, 2009 (inception) to May 31, 2009, we have incurred accumulated losses of ($165,439) and based on our financial history since inception, our independent auditor has expressed doubt as to our ability to continue as a going concern.

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Our plan of operation is to enter into an exclusive resellership agreement with Educational Software Companies and to offer our customers a library of on-line managed educational software applications that complement each other.  We may also consider the acquisition of intellectual property, products, or technology.  We have been working with a team of well established sales executives with a proven track record of performance in the Education Technology Arena and long standing inroads with contacts in the education community.  We plan to market our products to their existing contacts in the education community and build a larger customer base of schools with the reselling of Online Managed Software applications: eBoard®, e*Pad, Curricuplan®, and the Student Tracker®.  We also plan on expanding our product line with the addition of re-selling online Education Courses.  However, we have not yet identified the actual vendors that we will source online Education Courses from.

6.	Please revise here and elsewhere throughout our document to make clear that you hope to become eligible for "quotation" of the OTC Bulletin Board, and not "trading."

ANSWER:  The disclosure has been revised throughout the Registration Statement.

Risk Factors, page 4

7.
Item 503(c) of Regulation S-K requires that you "set forth each risk factor under a subcaption that adequately describes the risk.”  Several of your current risk factor subcaptions do not adequately describe the risk to investors.  As examples, we note the following subcaptions:

•	"We will have difficulty attracting and retaining skilled personnel';
•	"Non-adoption of web-based education and training products by the general market";
•	"We may have a need for continual introduction of new products, and updates of existing products to adapt to frequent changes in technology";
•	"We are susceptible to claims of intellectual property infringement"; and
•	"We have no experience as a public company."

Please review each risk factor and revise as necessary to succinctly state in your subheading the risks that result from the facts or uncertainties facing the company or this offering.

ANSWER:  The Risk Factors section has been revised.

Selling Shareholders, page 9

8.
Please identify the natural person or persons who exercise voting and/or dispositive power over Premier Links, Inc.  See Item 507 and Question 140.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K, available at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

ANSWER:  The following disclosure has been added:

Dwayne Malloy exercises voting and dispositive power over shares owned by Premier Links, Inc.

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Description of Securities

Convertible Securities, page 14

9.
You disclose that you have not issued and do not have any outstanding securities convertible into shares of common stock or any rights convertible or exchangeable into shares of common stock.  However, you appear to have notes payable that are convertible into common stock.  Please disclose the material terms of the convertible notes.

ANSWER:  The Company inadvertently omitted the following disclosure:

Convertible Securities

We issued a convertible note to an individual for $20,000.  The note was due on July 15, 2009 and bears interest at a rate of 20% per annum.  The principal and interest due may, at the option of the holder, be converted into shares of our common stock at a rate of $0.33 per share

Description of Business, page 14

10.
You disclose that as part of your expansion plans, you have targeted and made informal commitments with several top producers in sales, marketing, and management software implementation in education technology.  Please revise your disclosure to discuss who these informal commitments are with and what will be the nature of these arrangements.  In this regard, we note you further disclose that one of your potential "exclusive resellerships" is for Edumedia's E*Pad along with several other complimentary applications.  Thus, it appears that you will be only a reseller of products, primarily or exclusively that of Edumedia.  Please make the nature of your operations more evident in the first paragraph of this section, and in your prospectus summary.

ANSWER:  The informal commitments with several top producers in sales, marketing, and managed software implementation are confidential as some of these individuals are currently working for other software companies and they have made informal commitments to come to and work for our Company.  Further, the potential exclusive resellership with Edumedia is pertaining to the sales of E*Pad.  The other products and services, namely eBoard and Curricuplan, listed in the Products section of the Prospectus are the intellectual property of Seacliff Education Solutions, another potential exclusive resellership.  Contour Data is also another potential exclusive resellership.  Contour Data owns the intellectual property of the Student Tracker which is disclosed in the Products section of the Prospectus.

The disclosure contained in the Description of Business has been revised as follows:

We were incorporated in the State of Nevada on April 29, 2009.

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We are a start-up company comprised of management and sales executives in education who have experience and a proven successful track record in sales performance over the past two decades.  Our main focus is on the sales and marketing of educational software titles serving schools with grade levels from Kindergarten through Higher Education.  We are concentrating on raising student achievement through research-based school designs, uniquely aligned assessment systems, interactive professional development, integrated use of technology, and other proven productivity applications in education.

As a part of our expansion plans, we have targeted and made informal commitments for the hire of several top producers in sales, marketing, and managed software implementation in education technology.  These top producers have committed to come on board and become part of our educational software dealership that offers niche productivity solutions in the education market.

We intend to have several potential exclusive resellerships with educational software companies for the re-sale of their on-line managed software applications that complement each other.  The strategic positioning of these products complimenting each other, coupled with the proven track record of the aforementioned top-producing sales executives, is expected to propel our sales revenue.  This includes the sale of packaged on-line software licensing, consulting services, training and support, and other complimentary educational software tools.  One of our potential exclusive resellerships is with Edumedia Software Solutions Corporation, for the sale of E*pad, an on-line managed software application that manages performance assessments for teachers to be deployed among their students.  Other potential exclusive resellerships are with Seacliff Educational Solutions with their eBoard® and Curricuplan® on-line software products, and Contour Data with their Student Tracker Software, all of which are described in the following Products section of this Prospectus.  Although none of these potential exclusive resellerships have been formalized with written agreements yet, these companies have given us verbal authorization to begin representing their products and services in anticipation of us hiring the aforementioned “top producers” in sales, marketing, and managed software deployment.  Edumedia Software Solutions Corporation has also given verbal authorization to proceed with the representation that we are their Exclusive Reseller since two of their sales executives have come on board.

Since the passage of the “No Child Left Behind” legislation to the recent commitments to Education in the latest stimulus plan that President Obama has so strongly endorsed, the education industry has been facing a growing premium on intellectual capital, education reform, and a focus on assessment and accountability.  Within the $767 billion stimulus plan that was passed in February 2009, $105.9 billion of it is allocated specifically to education.  $600 million of this plan is focused on technology applications and well rounded assessment using technology.  This movement has spawned increasing demand for solutions that yield performance results, namely: accountability, improved records and operational efficiency, better information, improved learning, and better methodologies of teaching-- results that our software solutions deliver.

We maintain our statutory registered agent's office at 4421 Edward Avenue, Las Vegas, Nevada 89108.  Our business office is located at 501 Scarborough Drive, Suite 308E, Egg Harbor Township, NJ 08234.  Our telephone number is 609-646-2005 and our fax number is 609-939-0717.  We pay rent of $1,400 per month.

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11.
The description of your products appears to be that of Edumedia's products.  We note that on your website you prominently describe yourself as the "exclusive reseller" of Edumedia.  Please clarify if this reseller relationship has been formalized or not.  If so, the material terms of this relationship should be discussed and the agreement should be filed as an exhibit to this registration statement.

ANSWER:  None of the potential exclusive resellerships identified in the prospectus have been formalized with written agreements yet.  Edumedia Software Solutions Corporation has given verbal authorization to the Company to begin representing their products and services in anticipation of finalizing the reseller agreements and to represent that we are their Exclusive Reseller.

12.
Your sole officer, Mr. John P. Daglis, is also the founder, chief executive officer, president, and chairman of the board of Edumedia, according to disclosure under www.edumedia.net.  Please clarify the nature of the relationship between Edumedia and Axiologix, and clarify why Axiologix was formed by Mr. Daglis.

ANSWER:  The concept of Axiologix as an Educational Software Dealership was thought of over 2-years ago by Mr. John P. Daglis, Denise Tassi Romito and Roberta Sinclair.  Edumedia on the other hand is strictly a software company and only the owner of one of the software titles to be re-sold by Axiologix.  The other titles are owned by Seacliff Education Solutions, Contour Data, and Software Companies with prospective software titles as well.  These companies are more comfortable with the products and services being represented by a more objective distinguished educational software dealership (Axiologix) rather than another software company (Edumedia).

Results of Operations, page 22

13.
We note that from your financial statements disclosure that as of May 31, 2009 you had only $4,992 and total current assets of only $16,910.  In your plan of operation disclosure, however, you estimate total expenditures over the next 12 months to be $4,398,139 including $672,047 in projected expenses to continue in your present state.  Please disclose the current monthly or quarterly rate at which you use cash in your operations, and the rate you expect this figure to increase associate with becoming a publicly reporting company.  Disclose also how long your current assets will sustain your business.  As you have no revenues from operations to date please enhance your disclosure as to how you intend to obtain the necessary financing.  Please also expand your appropriate risk factor disclosure on page 4 to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus.  See Item 303(a)(1) of Regulation S-K and Instructions @ and 3 to Item 303(a) of Regulation S-K for more guidance.

ANSWER:  The following disclosure has been added:

Our currently monthly burn rate is approximately $137,000.  However, this number is not an accurate reflection of our actual monthly cash requirement due to the limited amount of time we have been in business and also due to the extra expenses we incurred due to our initial organizational activities.

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We expect our monthly cash requirement to be approximately $56,000.  At present, our cash requirements for the next twelve months outweigh the funds available to maintain or develop our operations.  Of the $ 4,398,139 that we need for the next 12 months, we had $4,992 in cash as of May 31, 2009.  In order to fully carry out our business plan, we need additional financing of approximately $4,393,000 for the next 12 months.  In order to improve our liquidity, we intend to pursue additional equity financing from private investors or possibly a registered public offering.  We intend to negotiate with our management and consultants to pay parts of salaries and fees with stock and stock options instead of cash.  There can be no assurance we will be successful in our efforts to secure additional equity financing.  If we are unable to raise equity or obtain alternative financing, we may not be able to continue operations with respect to the continued development and marketing of our company and we may not be able to continue our operations and our business plan may fail.

If operations and cash flow improve through these efforts, management believes that we can continue to operate.  However, no assurance can be given that management's actions will result in profitable operations or an improvement in our liquidity situation.  The threat of our ability to continue as a going concern will be removed only when revenues have reached a level that sustains our business operations.

Directors, Executive Officers, Promoters, and Control Persons, page 23

14.
We note that on your website, under "investor relations-management team" there are three other officers referenced: (1) Denise Tassi-Romito-- Vice President and Director of Business Development; (2) Chris Tyson, CNA-- Vice President and Director of Technology; and (3) Roberta Sinclair-- Senior Account Executive.  Please clarify if any are executive officers required to be disclosed under Item 401(b) of Regulation S-K.  See the definition of executive officer as provided by Exchange Act Rule 3b-7.

ANSWER: None of these officers are executive officers required to be disclosed under Item 401(b) of Regulation S-K.

15.	Please identify each director that is independent under the applicable definition of paragraph (a)(1) of Item 407 of Regulation S-K.

ANSWER:  The following disclosure has been added:

Independent Directors

The rules of the SEC require that we, because we are not listed on any national securities exchange, choose a definition of director “independence” for purposes of determining which directors are independent.  We have chosen to follow the definition of independence as determined by the Marketplace Rules of The Nasdaq National Market (“NASDAQ”).  Pursuant to NASDAQ’s definition, Wassim M. Ramadan, Remigio Romito and Dr. Vytas B. Siliunas are independent directors.

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Executive Compensation

Summary Compensation Table, page 26

16.	Please disclose in a footnote how you accounted for the stock awards. See Item 402(n)(2)(v) of Regulation S-K and the instruction thereto.

ANSWER:  A footnote disclosing that the shares were issued for services has been added.

Certain Relationships and Related Transactions, page 27

17.
You disclose in this section that there have been no transactions with related persons since your formation.  However, you disclose in note 4 to your consolidated financial statement multiple arrangements with related persons.  Please revise to disclose all such transactions as required to be disclosed by Item 404(d) of Regulation S-K.  For any transaction that you determine to be with a related person, please also file such agreement as a material contract pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

ANSWER:  The related party transactions described in Note 4 relate to a loan the Company made to Edumedia Software Solutions, one of its potential exclusive reseller clients and also a loan due to the Company’s President.  The loan to Edumedia isn’t a related party transaction that needs to be disclosed pursuant to Item 404(d) of Regulation S-K.  The loan from the Company’s President is a transaction that needs to be disclosed and as such the following disclosure has been added:

The Company is indebted to its President for $5,000.  This amount is non-interest bearing and is payable on demand.  The Company does not have a formal agreement for this loan.

Financial Statements, page 29

18.
We note that the Company presents a statement of operations, statement of cash flows and statement of stockholders' equity from April 29, 2009 (inception) to May 31, 2009.  We also note from your footnote disclosures that the Company entered into transactions involving secured promissory notes on April 9, 2009 and April 15, 2009.  Please clarify that April 29, 2009 is the correct inception date or revise your disclosures (including the report of independent registered public accounting firm) accordingly.

ANSWER:  April 29, 2009 is the correct inception date.  The two promissory notes were entered into prior to the inception of the Company to assist with pre-incorporation matters.  However, the Company and the parties to the promissory notes have amended the effective date of the notes to April 29, 2009 and as such the disclosure in the Registration Statement has been updated.

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Notes to the Financial Statements

Note 4--Related Party Transactions, page F-8

19.
We note that on April 15, 2009, the Company purchased a $10,000 secured promissory note from one of your "affiliated companies.”  With regards to this transaction, please provide the following information:

•	Tell us the name of the related party entity;
•	Tell us the nature of the relationship with this entity and explain the reasons for this transaction;
•	Describe any other financial or contractual obligations you have with this affiliated company; and
•
Provide the details of your FIN 46R analysis that supports the Company's conclusions that you are not required to consolidate this entity.  Please ensure your response addresses how you considered paragraph 16 of FIN 46R in your analysis.

ANSWER:  The following are the answers to your questions regarding the April 15, 2009 note purchased by the Company:
•	The note was purchased from Edumedia Software Solutions Corporation;
•	Edumedia will be one of the Company’s suppliers for its educational software titles. The Company loaned the funds to Edumedia to assist in the financing of certain enhancements to its product line.
•	There are no other financial or contractual obligations with Edumedia;
•
In accordance with FIN 46R, the test of whether to consolidate Edumedia is based on whether the primary beneficiary, the Company will absorb the majority of expected losses and receive the majority of expected returns of Edumedia.  The Company’s losses are limited only to the amount invested in the note, which is $10,000.  In addition, the Company’s expected returns are limited to the amount of interest to be earned on the note.  These limitations restrict the ability of the Company to absorb the majority of expected losses and to receive the majority of expected returns.  With respect to paragraph 16 of FIN 46R, we believe that Edumedia is not considered to be a business due to the fact that it is still in the development stage.

Notes 6 -- Notes Payable F-8

20.
We note that on April 9, 2009, the Company entered into a secured promissory note with an individual for $20,000.  Please tell us the name of this individual and tell us whether any relationships exist between the Company, this Company, this individual, and the affiliated company from which you purchased the note revivable.

ANSWER:  The name of the individual that we entered into the secured promissory note with is Raymond Eck.  There are no relationships that exist between the Company and this individual other than the note.

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Note 7 -- Stockholders' Equity, page F-9

21.
We note that the Company issued 8,740,000 shares of common stock to your CEO, three directors and a consultant and that you valued such shares at $0.001 per share or $8,740.  Please tell us how you determined the value of such shares on April 29, 2009 (the date of issuance).  In this regard, tell us how you considered the subsequent sales of common stock on May 4, 2009 at $0.10 per share in your valuation.  Also, please provide the journal entries you recorded for the issuance of these shares.

ANSWER:  The shares issued on April 29, 2009 were issued on the date of inception and are considered to be founder’s shares.  The Company did not consider the issuance of the shares on May 4, 2009 at $0.10 per share to be relevant to the valuation of the founder’s shares.

Part II.  Information Not Required in the Prospectus

Recent Sales of Unregistered Compliance, page II-2

22.
We note your disclosure that all shares were issued pursuant to Section 4(2) of the Securities Act.  You further disclose that all purchasers "represented" that they were sophisticated.  However, in an offering relying exclusively on Section 4(2) for an exemption from registration, all offerees who purchase must possess the requisite level of sophistication (i.e., you cannot rely on the representations of the purchasers).  Please clarify your disclosure.  See Question 260.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Securities Act Rules, available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

ANSWER:  The Company’s has added the following disclosure:

In addition to representations made by the purchasers, we have made independent determinations that the purchasers were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment.

23.	Please explain your reference to Regulation S under "Regulatory Compliance," as it appears that you have relied upon Section 4(2) for the issuances of your unregistered securities.

ANSWER:  This section was included in error and has been removed.

Exhibits, page II-3

Exhibit 5.1

24.
Your legality opinion does not appear to address the legality of the securities being registered for resale.  It appears to only address the initial issuances of such securities.  Please revise or advise.

ANSWER:  The exhibit has been revised to address the legality of the securities being registered for resale.

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Please contact me if you have any further questions.

Yours truly,

Dean Law Corp.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean
Attorney-at-Law